19 Hartum Street	VIA EDGAR AND E-MAIL
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518
Israel

April 12, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Tim Buchmiller

Re:	Brainsway Ltd.
Registration Statement on Form F-1
File No. 333-229233

Acceleration Request

Requested Date: Tuesday, April 16, 2019
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on April 16, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes Christopher R. Bornhorst of Torys LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Christopher R. Bornhorst of Torys LLP at + 1 212 880 6047. Thank you for your assistance with this matter.

Sincerely,

BRAINSWAY LTD.

By:	/s/ Yaacov Michlin
Yaacov Michlin
Chief Executive Officer

cc:	Hadar Levy, Brainsway Ltd.
Menachem Klein, Brainsway Ltd.
Cheryl Reicin, Esq., Torys LLP
Christopher R. Bornhorst, Esq., Torys LLP